Computershare Trust Company of Canada
Sixth Floor
530 – 8th Avenue S.W.
Calgary, Alberta
T2P 3S8
Telephone 403-267-6800
Facsimile 403-267-6529
www.computershare.com

September 15, 2004

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
L'Autorité des marchés financiers TSX

Dear Sirs:

Subject:      Medicure Inc.

We confirm that the following material was sent by pre-paid mail on September 14, 2004 to the registered shareholders of the common shares of the subject Corporation:

1.	Annual Report 2004
2.	Notice of Meeting
3.	Information Circular
4.	Proxy
5.	Proxy Return Envelope

We further confirm that copies of the above mentioned material, together with the NI 54-102 Cards, were sent by courier on September 14, 2004 to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding shareholder communications.

In compliance with security regulations, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

"signed by"

Robyn Hall
Mailing Professional
ClientServicesMailings@Computershare.com

cc:	Medicure Inc.
	Attention:	Derek Reimer